UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 12, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Manual for Participation in General Shareholders' Meetings

Ordinary and Extraordinary General Meetings of CPFL Energia

April 28th, 2011



Expand market share and increase efficiency and productivity were some of the items proposed by the strategic agenda of CPFL in 2010.

CPFE3 NOVO MERCADO BM&FBOVESPA

CPL LISTED NYSE

CPFL ENERGIA

Contents

Message from the Chairman of the Board of Directors ---------------------------------- 4

Message from the Chief Executive Officer -- 5

1 Guidelines for Participation in the General Meetings ------------------------------------- 7

1.1 Shareholders attending the Meetings -- 8

1.2 Shareholders represented by proxies --- 9

1.3 Holders of ADRs -- 10

2 Standard Power of Attorney --- 12

3 Call Notice -- 16

4 Information on the matters to be examined
and discussed at the General Meetings -- 21

4.1 Proposals to be decided at the Ordinary General Meeting --------------------------------- 22

a. To receive Management's accounts, examine, discuss and vote on the Company's Financial Statements, the Report of the Independent Auditors and the Report of the Fiscal Council for the fiscal year ending December 31, 2010 --23

b. To approve the proposal for allocation of net income for the fiscal year 2010
and dividend distribution -- 25

c. To elect the effective members and their alternates to the Board of Directors -------- 27

d. To elect the effective members and their alternates to the Fiscal Council ---------------- 29

e. To establish the compensation of the Company's Board of Directors ----------- 31

f. To establish the fees of the members of the Fiscal Council ------------------------------------ 33

4.2 Proposals to be decided at the Extraordinary General Meeting ------------------------- 33

a. To approve the proposals for reverse split and simultaneous split of the common shares
representing the Company's capital stock--- 33

b. To approve the amendment of the Company's Bylaws to reflect
the following changes: -- 36

b.1 To change the text of Article 3 of the Company's Bylaws, to include
the complete address of the registered office -- 36

b.2 To change the text of the caput of Article 5 of the Company's Bylaws,
due to the change in the number of shares comprising the capital stock through
the reverse split and split of the shares -- 37

b.3 To change the text of Article 13 of the Company's Bylaws, seeking to make the procedures
for identifying shareholders in General Meetings more flexible ---------------------------- 38

b.4 To change the text of Paragraph 1 of Article 25 of the Company's Bylaws,
to include changes in the criteria for the granting of powers of attorney
by the Board of Executive Officers -- 39

c. To approve the consolidation of the Company's Bylaws, as a result
of the amendments hereby approved-- 41

Attachments

Management Report and Company's Financial Statements for the Year Ended December 31, 2010 (6k)

Management Discussion and Analysis

Allocation of Net Income for the Year Ended December 31, 2010

Information regarding Candidates for the Board of Directors and Fiscal Council

Compensation of the Board of Directors, Board of Executive Officers and Fiscal Council

Proposals for Reverse Split and Simultaneous Split of the Common Shares representing the Company's Capital Stock

Company's Bylaws

Message from the Chairman of the Board of Directors

Murilo Cesar Lemos dos Santos Passos
Chairman of the Board of Directors



Dear Shareholder,

Once again, for this year, we are pleased to invite you to the Ordinary and Extraordinary General Meetings of CPFL Energia S.A., which will be held on April 28, 2011, at 10 a.m., in our head offices located at Rua Gomes de Carvalho 1.510, 14th floor, suite 142, in the city of São Paulo.

This is the ideal moment for you, our shareholder, to clarify doubts, discuss the earnings results that have been achieved by CPFL Energia and, above all, exercise your right to vote and actively participate in the decisions about topics of importance to the company.

We are counting on your presence.

Cordially,

Murilo Cesar Lemos dos Santos Passos
Chairman of the Board of Directors

Message from the Chief Executive Officer

Wilson Ferreira Jr.
Chief Executive Officer



Dear Shareholder,

This manual was created to guide your participation in the Ordinary and Extraordinary General Meetings in 2011. In it you will find clear and precise information regarding the subject to be discussed.

As you can see, in 2010 our market continued to perform well, reflecting mainly the growth cycle that Brazil has been experiencing, especially in the markets in which we operate. In the power generation segment, we concluded important projects and made new undertakings feasible.

CPFL Energia has adopted for the disclosure of its economic-financial results the directives issued by the Accounting Pronouncements Committee (CPC), which are consistent with International Financial Reporting Standards (IFRS).

I would like to emphasize that during the Extraordinary General Meeting we will discuss the proposal for the reverse split and simultaneous split of our common shares, an initiative that promises greater efficiency for managing the share base and adjusting the price of the shares, fostering an increase in liquidity over the medium term and facilitating share purchases by small investors.

Furthermore, we are reminding that shareholders who are not able to attend the Meetings may nominate proxies to represent them, as we have described in this manual.

We would like to express our appreciation for the trust that has been placed in us and reaffirm our commitment to transparency, ethics and responsibility in the way we conduct our businesses.

Wilson Ferreira Jr.
Chief Executive Officer

1.Guidelines
for Participation in the
General Meetings

Shareholders may attend the Meeting at the Company's registered offices and personally cast their votes there. If they are unable to be present, they may appoint a proxy. We set forth below the rules for legalizing their presence or representation:

1.1. Shareholders attending the Meetings:

Shareholders wishing to attend the General Meetings should present themselves a few minutes prior to the time mentioned in the Call Notice (10.00 a.m.), with the following documents:

(i) in the case of individual shareholders – an identification document;

(ii) in the case of corporate shareholders – the identification document of the legal representative of the corporate shareholder, duly accompanied by the original or a certified copy of the document constituting him/her as representative, as well as the corporate documentation identifying him/her as the legal representative of the corporate shareholder (minutes of his/her appointment); and

(iii) in the case of shareholders that are Mutual Funds – the identification document of the legal representative of the Fund manager (or Portfolio Manager, as the case may be), accompanied by the original or a certified copy of the Fund's regulations and the Bylaws or articles of association of the Fund manager (or Portfolio manager, as the case may be), together with the minutes of the appointment of the legal representative.

1.2. Shareholders represented by proxies:

Shareholders who are unable to be present at the General Meetings may be represented by a proxy appointed less than 1 (one) year prior to the Meetings, in accordance with Law 6,404/76 (Brazilian Corporate Law), Art. 126, Paragraph 1.

Powers of attorney may only be granted to persons who fulfill at least one of the following requirements: (i) they should be a shareholder or officer of CPFL Energia, (ii) an attorney, or (iii) a financial institution, in which case, it is the responsibility of the investment fund manager to represent the investors.

Art.13 of the Company's Bylaws state that the following representation documents must be delivered to the head office of CPFL Energia by 10.00 (ten) a.m. of the day prior to the Meetings (i.e. by 10.00 a.m. on April 27, 2011).

Representation Documents:

- Proxy instrument (Power of Attorney), with special powers of representation in the General Meetings of CPFL Energia, and the certified signature of the shareholder;

- Proof of ownership of shares issued by CPFL Energia, provided by the depositary institution and/or custodial agent; and

- Bylaws or Articles of Association and minutes recording the election of the Officers, if the shareholder is a Corporate Entity.

The reason for asking shareholders who wish to be represented by legally appointed proxies to deliver powers of attorney in advance, in accordance with the Company's Bylaws, is merely to assist in the preparation of the documentation, and is not intended to be any kind of impediment or hindrance to the participation of shareholders legally entitled to vote.

To facilitate representation of shareholders in the General Meeting, CPFL Energia provides in this Manual a standard power of attorney, by means of which shareholders may appoint a company officer, whose details are shown below, to represent them, at no cost, and strictly in accordance with the mandate granted, with the information described below:

- Gisélia da Silva, Brazilian, single, attorney, bearer of Identity Document RG 40.142.764-32, enrolled in the OAB/RS (Brazilian Bar Association/Rio Grande do Sul) under number 53.834 and registered in the natural persons tax register (CPF/MF) under number 390.708.590-68, resident and domiciled in the city and state of São Paulo, with offices at Rua Gomes de Carvalho, 1,510, 14th floor.

Please note that powers of attorney issued abroad should be notarized by a Notary Public and should also be consularized by a Brazilian Consulate and translated into Portuguese by a certified translator.

The proxy documents should be sent to the registered offices of CPFL Energia, c/o the Board of Directors Advisory Department at the following address: Rua Gomes de Carvalho, 1,510, 14 andar, cj. 142, Vila Olímpia, CEP 04547-005, São Paulo/SP.

1.3.Holders of ADRs

The custodial financial institution for the Company's American Depositary Receipts ("ADRs") in the United States of America is Deutsche Bank Trust Company Americas ("DEUTSCHE").

DEUTSCHE will send the proxies to the holders of ADRs, to enable them to exercise their voting rights, and they will be represented at the Company's Meeting by Deutsche's agent in Brazil: Banco Bradesco S.A.

We remind you that our Investor Relations Department is at your disposal to provide any further information you may require in relation to the procedures, timeframes and information relating to the Meeting.

E-mail Address: **ri@cpfl.com.br**
Contact by Phone: **+ 55 19 3756 6083**

2.STANDARD

POWER OF ATTORNEY

POWER OF ATTORNEY		
By means of this power of attorney, [SHAREHOLDER], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity document RG nr. [•], enrolled in the Individual Taxpayers Register CPF/MF under nr. [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE] ("Principal"), or [SHAREHOLDER], enrolled in the Corporate Taxpayers Register - CNPJ/MF under nr. [•], with headquarters in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE], herein represented by its legal representative ("Principal"), Appoints and retains as their Attorney-in-fact Mr. [NAME], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity document - RG nr. [•], enrolled in the Individual Taxpayers Register CPF/MF under nr. [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE)] ("Attorney-in-fact"), To represent him/it, as a shareholder of CPFL ENERGIA S.A. ("Company"), in the Ordinary and Extraordinary General Meetings to be held at the first call on April 28th, 2011, at 10.00 a.m., and, if necessary, at the second call at a date to be advised in due course, at the Company's head office, located at Rua Gomes de Carvalho, nr. 1,510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo, being authorized to examine, discuss, present justification and vote in the name of the Principal, in accordance with the instructions established below, on the matters on the Agenda. For the purposes of granting this power of attorney, the powers of the Attorney-in-fact are limited to attending the Meeting and exercising the vote in accordance with the following voting instructions, not being entitled or obliged to take any measures other than those required to comply with this power of attorney. The Attorney-in-fact is authorized to abstain from any decision or matters on which he has not received, at his discretion, sufficiently specific voting instructions.		
Agenda:		
I. Ordinary General Meeting:		
a. To receive Management's accounts, examine, discuss and vote on the Company's Financial Statements, the Report of the Independent Auditors and the Report of the Fiscal Council for the fiscal year ending December 31, 2010		
For ( )	Against ( )	Abstain ( )
Justification of vote:		

b. To approve the proposal for the allocation of net income for fiscal year 2010 and dividend distribution		
For ( )	Against ( )	Abstain ( )
Justification of vote:		

c. To elect the effective members and their alternates to the Board of Directors		
For ( )	Against ( )	Abstain ( )
Justification of vote:		

d. To elect the effective members and their alternates to the Fiscal Council		
For ( )	Against ( )	Abstain ( )
Justification of vote:		

e. To establish the compensation of the Company's Board of Directors		
For ( )	Against ( )	Abstain ( )
Justification of vote:		

f. To establish the fees of the members of the Fiscal Council		
For ( )	Against ( )	Abstain ( )
Justification of vote:		

II. Extraordinary General Meeting:		
a. To approve the proposals for reverse split and simultaneous split of the common shares representing the Company's capital stock.		
For ( )	Against ( )	Abstain ( )
Justification of vote:		

b. To approve the amendment of the Company's Bylaws to reflect the following changes: b.1 To change the text of Article 3 of the Company's Bylaws, to include the complete address of the registered office		
For ( )	Against ( )	Abstain ( )
Justification of vote:		

b.2 To change the text of the caput of Article 5 of the Company's Bylaws, due to the change in the number of shares comprising the capital stock through the reverse split and split of the shares.		
For ( )	Against ( )	Abstain ( )
Justification of vote:		
b.3 To change the text of Article 13 of the Company's Bylaws, seeking to make the procedures for identifying shareholders in General Meetings more flexible.		
For ( )	Against ( )	Abstain ( )
Justification of vote:		
b.4 To change the text of Paragraph 1 of Article 25 of the Company's Bylaws, to include changes in the criteria for the granting of powers of attorney by the Board of Executive Officers.		
For ( )	Against ( )	Abstain ( )
Justification of vote:		
c. To approve the consolidation of the Company's Bylaws, as a result of the amendments hereby approved.		
For ( )	Against ( )	Abstain ( )
Justification of vote:		
The term of validity of this power of attorney is 1 (one) month, as from this date.		

São Paulo, ---- [ ], 2011
Principal
p/p: [ ](certified signature)
Position: [ ]

3.Call Notice

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers' ID (CNPJ/MF): 02.429.144/0001-93
Corporate Registry (NIRE): 35.300.186.133

Ordinary and Extraordinary General Meetings

Call Notice

Pursuant to Article 124 of Law 6,404/76, the shareholders of CPFL Energia S.A. ("Company"), are hereby invited to the Ordinary and Extraordinary General Meetings ("OEGM") to be held on April 28 2011 at 10:00 a.m. at the Company's registered offices at Rua Gomes de Carvalho, 1510, 14th floor, suite 142 in the city and state of São Paulo, for the purpose of deliberating on the following Agenda:

I. Ordinary General Meeting

a) To receive the Management's accounts, examine, discuss and vote on the Company's Financial Statements, the Report of the Independent Auditors and the Report of the Fiscal Council for the fiscal year ending December 31 2010;
b) To approve the proposal for allocating the net income for the fiscal year 2010 and dividend distribution;
c) To elect the effective members and their alternates to the Board of Directors;
d) To elect the effective members and their alternates to the Fiscal Council;
e) To establish the compensation of the Company's Board of Directors; and
f) To establish the fees of the members of the Fiscal Council.

II. Extraordinary General Meeting

a) To approve the proposals for reverse split and simultaneous split of the common shares representing the Company's capital stock;
b) To approve the amendment of the Company's Bylaws to reflect the following changes;
b.1 To change the text of Article 3 of the Company's Bylaws, to include the complete address of the registered office;
b.2 To change the text of the caput of Article 5 of the Company's Bylaws, due to the change in the number of shares comprising the capital stock through the reverse split and split of the shares;
b.3 To change the text of Article 13 of the Company's Bylaws, seeking to make the procedures for identifying shareholders in General Meetings more flexible;
b.4 To change the text of Paragraph 1 of Article 25 of the Company's Bylaws, to include changes in the criteria for the granting of powers of attorney by the Board of Executive Officers.
c) To approve the consolidation of the Company's Bylaws, as a result of the amendments hereby approved.

General Instructions:

1. The shareholders, holders of the common shares issued by the Company, themselves, their legal representatives or attorneys-in-fact, may participate in the OEGM, conditional on the name of the said shareholder being recorded in the Book Entry Shares Register of the financial depositary institution for the shares – Banco do Brasil S.A.. Pursuant to Article 126 of Law 6,404/76, the shareholders shall comply with the following procedures:

(a) in accordance with Article 13 of the Company's Bylaws, shareholders wishing to be represented by proxy, pursuant to Article 126, Paragraph 1 of Law 6,404/76, should deposit the respective power of attorney at the Company's registered offices at least 24 hours before the appointed time for holding the OEGM; and

(b) before the beginning of the Meetings:

(i) in the case of private individuals – identification document;

(ii) in the case of a shareholder that is a corporate entity – identification document of the legal representative of the shareholder, duly accompanied by a certified copy or original of its act of incorporation as well as corporate documentation identifying the legal representative of the corporate entity (minutes of the election of the executive board); and

(iii) in the case of a shareholder constituted in the form of an Investment Fund – the identity document of the legal representative of the Investment Fund manager (or the Investment Fund portfolio manager, as the case may be), accompanied by a certified copy or original of the Fund Regulations and the Bylaws or Articles of Association of it manager (or portfolio manager as the case may be), together with the minutes of the election of the legal representative.

2. Pursuant to CVM Instruction 165/91, as amended by CVM Instruction 282/98, the minimum percentage of voting shares needed to request multiple voting rights in the election of members of the Board of Directors is 5% (five percent), this alternative to be exercised by shareholders up to 48 hours before the OEGM according to Article 141, Paragraph 1 of Law 6,404/76.

3. All documents pertinent to matters to be discussed at the OEGM, pursuant to Article 6 of CVM Instruction 481/09, are available to shareholders as of this date at the Company's registered offices and in its website (www.cpfl.com.br/ir), as well as the website of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

São Paulo, March 29 2011.

Murilo Cesar Lemos dos Santos Passos
Chairman of the Board of Directors

Place and Date of Publication: The Call Notice for Ordinary and Extraordinary General Meetings of CPFL Energia S.A. was published in the Official Gazette of the State of São Paulo and in the newspaper Valor Econômico (editions of March 29, 30 and 31, 2011).

4. Information

on the matters to be examined and discussed at the General Meetings

4.1 Proposals to be decided at the Ordinary General Meeting

Pursuant to Art. 132 of Brazilian Corporate Law, it is incumbent upon the Company to hold an Annual General Meeting (AGM) within the first 4 (four) months following the end of the fiscal year to consider the following matters:

- To receive the management accounts and examine, discuss and vote on the financial statements for the year ended December 31, 2010;
- To decide on the appropriation of net income for the year and distribution of dividends; and
- To elect the members of the Board of Directors and Fiscal Council, if applicable, and to fix their compensation, as well as the compensation of the Executive Officers.

With a view to complying with the provisions of the above-referred legal requirement, the Company's management has published a Call Notice on three consecutive days, prior to the date scheduled for the Meeting.

Although the minimum advance notice for the first convening of Ordinary General Meetings by publicly listed companies is 15 (fifteen) days, under current legislation, the company has published its Call Notices with greater advance notice due to the process for holders of ADRs traded on the New York Stock Exchange (NYSE) to manifest themselves.

As required under the provisions of CVM Instruction 481, of December 27 2009, this Manual outlines for shareholders CPFL Energia's Management Proposal, providing clarification for each of the items on the agenda, in order that shareholders may vote consciously and on an informed basis:

a) To receive Management's accounts for fiscal year ending December 31, 2010

Management's accounts are presented in the Management Report and in the Financial Statements prepared by the Company's Executive Board.

The Management Report contains information on a variety of matters, such as the economic scenario, the Company's financial performance and operations, investments, corporate governance practices, capital markets, sustainability and corporate responsibility, and social performance report, as well as the Company's Social Report.

The Financial Statements present the Company's financial situation and enable shareholders to assess its levels of capitalization and liquidity, profits and indebtedness.

Pursuant to Law 11,638, of December 28, 2007, the Financial Statements comprise six documents:

- Balance Sheet
- Income Statement
- Statement of Changes in Shareholders' Equity
- Cash Flow Statement
- Value Added Statement
- Explanatory Notes

As required under Paragraph 4 of Art. 176 of Brazilian Corporate Law, the financial statements must be accompanied by Explanatory Notes and whatever analytical tables or accounting explanations may be necessary to clarify the balance sheet accounts and profit and loss accounts for the period.

The Management Report and the Financial Statements of CPFL Energia have been approved by the Executive Board and audited by the Independent Auditors, KPMG Auditores Independentes, prior to approval by the Board of Directors and the opinion of the Fiscal Council, and are accordingly considered suitable for submission to the General Shareholders' Meeting.

In accordance with Brazilian law, the Management Report, Financial Statements and the opinions of the Independent Auditors and the Fiscal Council of CPFL Energia (and of its subsidiaries) were published in the Diário Oficial do Estado de São Paulo (Official Gazette of the state of São Paulo) and in the Valor Econômico newspaper, in the March 29, 2011 editions, and are available at the Company's head office and on the websites of the Brazilian Mercantile and Futures Exchange and São Paulo Stock Exchange (BM&FBOVESPA), the Brazilian Securities Commission (CVM), the Securities and Exchange Commission (SEC), and the Company itself **http://www.cpfl.com.br/ri.**

We should mention that the Company's Financial Statements (i) were prepared in accordance with the accounting principles laid down by Brazilian Corporate Law, with the complementary standards published by the CVM and with conversion to the International Financial Reporting Standards (IFRS), and (ii) consolidate the results of electric energy sector companies. They are therefore presented in accordance with the specific legislation applying to public electric energy service concession holders.

The comments of the Directors on the financial situation of CPFL Energia are also available, as required under subsection III of Art. 9 of CVM Instruction 481/2009, and provide an important source of information for shareholders to be able to reflect upon and obtain a consistent evaluation of the company's performance.

Accordingly, Company Management recommends that its shareholders examine in detail all the documents relating to the year ended December 31, 2010 and, if necessary, clarify any doubts with the Company in order to decide on the approval of the Financial Statements for the fiscal year ended December 31, 2010.

The Company places the **Management Report and Company's Financial Statements for the Year Ended December 31, 2010** and the **Directors' Comments** at the disposal of shareholders.

b. To approve the proposal for the allocation of the net income for fiscal year 2010 and dividend distribution

The allocation of net income consists of determining the portions that will be appropriated to the legal and statutory reserves and the portions that will be distributed to the shareholders as dividends.

The Company has a Dividend Policy, available on its website (www.cpfl.com.br/ri), which establishes that a minimum of 50% of the adjusted net income shall be distributed to shareholders, on a semi-annual basis in the form of dividends and/or interest on equity.

Net income for the fiscal year ended on December 31, 2010 amounted to R$1,538,280,462.71 (one billion, five hundred and thirty-eight million, two hundred and eighty thousand, four hundred and sixty-two reais and seventy-one centavos), with the amount adjusted as a result of the adoption of International Financial Reporting Standards (IFRS) representing a reduction in the amount of R$234,278,051.57 (two hundred and thirty-four million, two hundred and seventy-eight thousand, fifty-one reais and fifty-seven centavos) referring to the absorption of accumulated losses and an increase in value of R$26,974,622.87 (twenty-six million, nine hundred and seventy-four thousand, six hundred and twenty-two reais and eighty-seven centavos) stemming from the realization of the comprehensive income and the amount of R$6,405,785.70 (six million, four hundred and five thousand, seven hundred and eighty-five reais and seventy centavos) referring to the prescribed dividend.

Company Management proposes the following appropriation of the net income for the fiscal year ended December 31, 2010, pursuant to Art. 29, Paragraph 3 of the Company's Bylaws:

a) constitution of a Legal Reserve, in the amount of R$76,914,023.14 (seventy-six million, nine hundred and fourteen thousand, twenty-three reais and fourteen centavos) as required by Art. 193 of Brazilian Corporate Law;

b) declaration of an interim dividend, already paid to shareholders on September 30, 2010, eligible to be counted as part of the minimum mandatory dividend for fiscal year 2010 out of the net income declared in the semi-annual financial statements dated June 30, 2010, in the amount of R$774,428,508.54 (seven hundred and seventy-four million, four hundred and twenty-eight thousand, five hundred and eight reais and fifty-four centavos), as decided upon at the 157th Meeting of the Board of Directors, held on August 11, 2010, in accordance with articles 31 and 32 of the Company's Bylaws; and

c) declaration of a complementary dividend, in the amount of R$486,040,288.03 (four hundred and eighty-six million, forty thousand, two hundred and eighty-eight reais and three centavos), equivalent to R$ 1.010190770 per common share, in accordance with Art. 201 of Brazilian Corporate Law.

Under the terms of Paragraph 3 of Art. 205 of Brazilian Corporate Law, and to be decided upon by the shareholders at the Meeting, the complementary dividend shall be paid on a date yet to be determined by Executive Management, depending on the availability of resources and by means of simple communication to the Board of Directors.

It is estimated that payment of the complementary dividend shall be effected on or before April 29, 2011 and in accordance with the Announcement to the Market published on March 29, 2011, shareholders in possession of shares on April 4, 2011 shall have the right to the dividend and, as of April 5, 2011, the shares will be traded ex-dividend, both on the BM&FBOVESPA, as well as the NYSE.

The appropriation of net income for fiscal year 2010 is in line with the Company's Bylaws and with its dividend policy, and was decided upon in the best interests of CPFL Energia into account. For this reason, Management recommends its approval by the shareholders.

Details of the allocation of net income, as required under Annex 9-1-II of CVM Instruction 481/2009, can be found in the following Attachment: **Allocation of Net Income for the Year Ended December 31, 2010.**

c. To elect the effective members and their alternates to the Board of Directors

Section II of the Company's Bylaws, Arts. 14 to 18, refers to the composition and functioning of the Board of Directors.

The Board of Directors shall comprise a minimum of 7 (seven) and a maximum of 9 (nine) members, with a standard term of office of 1 (one) year, of whom a minimum of 20% (twenty percent) must be independent board members.

Since the Company is listed on the BMF&BOVESPA's Novo Mercado, if 7 (seven) members are elected to the Board of Directors, at least 1 (one) member must be regarded as an Independent Board Member as defined in the New Market Listing Regulations.

If the minority shareholders do not elect one member to the Board of Directors that meets the requirements as an Independent Board Member, the majority shareholders shall nominate a member complying with this definition.

The Company shall place at the disposal of the Meeting the information contained in items 12.6 to 12.10 of the Reference Form (Annex 24 of CVM Instruction 480/2009), as required under Art. 10 of CVM Instruction 481/2009, together with the declaration of each of the Board members that he/she is not implicated in any of the crimes that the law determines would render a person ineligible to exercise commercial activities (CVM Instruction 367/2002).

According to Brazilian Corporate Law, Board members must also be shareholders in the company. In order to be able to assume their respective offices, Board members shall sign a Term of Investiture, the Declaration required under CVM Instruction 367 of May 29 2002, a Term of Commitment to the Company's Policy for Disclosure of Material Information, a Term of Commitment to the Company's Securities Trading Policy and a Term of Commitment to the Regulations Governing BM&FBOVESPA's Novo Mercado listing, to which the Company is a party, under which they commit to comply with the rules established therein.

The Board members indicated by the controlling shareholders – VBC Energia S.A. ("VBC"), BB Carteira Livre 1 Fundo de Investimento em Ações ("BB CL 1") and Bonaire Participações S.A. ("BONAIRE") – shall also sign an Instrument of Adhesion to the Terms of the Company's Shareholders Agreement.

Members of the Board of Directors may be elected by one of the following two voting systems:

(i) a slate voting process, whereby the Company's shareholders register a slate with the presiding board of the Annual General Meeting, with the name and identification of the candidates; or

(ii) a multiple vote process, whereby the candidates are nominated and elected individually, and their names are registered with the presiding board of the General Meeting. Voting will take place by allocation to each share of the same number of votes as there are members of the Board of Directors to be elected, the shareholder being free to allocate the votes to a single candidate or to cast them in favor of several candidates.

Company shareholders representing a minimum of 5% (five percent) of capital may request, in writing, adoption of the multiple voting process, providing they do so at least 48 (forty-eight) hours in advance of the Annual General Meeting.

The Company proposes to the Meeting the election of the following candidates indicated by the controlling shareholders to the Board of Directors:

	Effective Members	Alternates
VBC	Murilo Cesar Lemos dos Santos Passos Francisco Caprino Neto Claudio Borin Guedes Palaia	Gustavo Pellicciari de Andrade Marcelo Pires Oliveira Dias Rodrigo Cardoso Barbosa
BB CL 1	Ivan de Souza Monteiro René Sanda	Teresa Pinto Coelho Gomes Rivail Trevisan
BONAIRE	Carlos Alberto Cardoso Moreira	Susana Hanna Stiphan Jabra
	Ana Dolores Moura Carneiro de Novaes (Independent Member)	

The information regarding the election of members to the Company's Board of Directors referred to in Art. 10 of CVM Instruction 481/2009 may be found in the following Attachment: **Information regarding Candidates for the Board of Directors and Fiscal Council.**

d. To elect the effective members and their alternates to the Fiscal Council

The Fiscal Council of CPFL Energia is a permanent body and its main responsibilities are to supervise the acts of the Officers, examine and express an opinion on the Financial Statements and report their conclusions to the Company's shareholders, pursuant to Law 6,404/76.

In accordance with Art. 28 of the Company's Bylaws, the Fiscal Council will be comprised of between 3 (three) and 5 (five) effective members and the same number of alternate members, with a mandate of 1 (one) year.

The controlling shareholders propose to the Meeting the election of the following candidates for membership of the Fiscal Council:

	Effective Members	Alternates
VBC	Daniela Corci Cardoso Adalgiso Fragoso de Faria	Fernando Luiz Aguiar Filho Carlos José Cantú
BB CL 1	José Reinaldo Magalhães Wilton de Medeiros Daher	Hamilton Omar Biscalquini José Edison da Costa
BONAIRE	Martin Roberto Glogowsky	Temóteo Roberto Brito de Miranda

In addition to the Term of Investiture, the members of the Fiscal Council elected by the General Meeting must sign the following documents: a Term of Commitment, expressing their full and unqualified agreement with the Regulations of the Market Arbitration Panel in accordance with the provisions of the listing regulations of the BM&FBOVESPA's New Market, a Term of Commitment to the Company's policy for disclosure of material information, and a Term of Commitment to the Company's securities trading policy and the Declaration required in Annex 24, subparagraph "b" of CVM Instruction 480/2009.

In accordance with the exception applicable to foreign companies listed in the SEC, which is the regulatory body for issues of marketable securities in the United States, the Company's Fiscal Council performs the duties of Audit Committee for the purposes of compliance with the rules of the Sarbanes-Oxley Act requirements of the Exchange Act Rule 10A-3(c) (3) that do not conflict with Brazilian legislation.

The information relating to the election of the members of the Company's Fiscal Council can be found in the following Attachment: Information regarding **Candidates for the Board of Directors and Fiscal Council**, as required under Art. 10 of CVM Instruction 481/2009.

e. To determine the compensation of the Company's Board of Directors

In accordance with Art. 10, item (f) of the Bylaws of CPFL Energia, the Meeting will determine the aggregate compensation to be paid to the members of the Board of Directors and the Board of Executive Officers for the period May 2011 to April 2012.

Management's proposal, already analyzed by the Personnel Management Committee, is for an overall amount of up to R$4,569,102.28 (four million, five hundred and sixty-nine thousand, one hundred and two reais and twenty-eight centavos), of which up to R$1,333,584.00 (one million, three hundred and thirty-three thousand, five hundred and eighty-four reais) represent fees paid to members of the Board of Directors and up to R$3,235,518.28 (three million, two hundred and thirty-five thousand, five hundred and eighteen reais and twenty-eight centavos) represent the compensation of Executive

Management, including all benefits and payroll taxes and charges. The remuneration of Executive Management being proposed to the Meeting is an estimate and represents the maximum amount that could be paid to the Executive Directors.

The members of the Board of Directors will receive fixed monthly fees, irrespective of the number of meetings in which they participate during the month, and they receive no additional compensation for their participation in Advisory Committees or Commissions.

Only the effective Board members receive remuneration. Alternate members will not receive any remuneration, except when they effectively substitute for the Board Member for whom they are an alternate.

Note that the Executive Directors of CPFL Energia also hold management positions in the Company's Controlled Companies, for which they receive compensation. When they are called upon to occupy seats on the boards of directors of the companies controlled by the Company, the Executive Directors waive their right to receive remuneration as members of such Boards.

According to Art. 18, item (a) of the Bylaws of CPFL Energia, the Board of Directors is responsible for setting the monthly individual remuneration of the Company's Executive Board, with due regard to the global amount established by the shareholders Meeting.

The Company's Board of Directors is advised by a Personnel Management Committee, which has responsibility, among others, for defining the criteria for the compensation of Executive Management. It should be noted that the remuneration paid to Executive Directors is in line with the values practiced in the market and is based on salary reviews carried out by specialized consulting firms.

The compensation of the Company's Executive Board is composed of fixed and variable portions, the definition of which is based on each Director's performance compared with the Company's corporate goals and the individual targets established in the context of the Company's strategic plan and GVA value-added metrics.

The maximum global amount of estimated compensation approved by the Ordinary General Meeting for the fiscal year of 2010 with regard to the members of the Board of Directors and the Board of Executive Officers of the Company was approximately R$3,374,043.97 (three million, three hundred and seventy-four thousand, forty-three reais and ninety-seven centavos), of which R$2,908,401.43 (two million, nine hundred and eight thousand, four hundred and one reais and forty-three centavos) was realized.

The maximum global amount of compensation for Management (that is, the Board of Directors and the Board of Executive Officers) of CPFL Energia and its subsidiaries approved for 2010 was approximately R$19,933,170.70 (nineteen million, nine hundred and thirty-three thousand, one hundred and seventy reais and seventy centavos), of

which R$17,055,405.16 (seventeen million, fifty-five thousand, four hundred and five reais and sixteen centavos) was realized. For 2011, the maximum global amount of estimated compensation is up to R$26,988,905.71 (twenty six million, nine hundred and eighty-eight thousand, nine hundred and five reais and seventy-one centavos).

f. To determine the fees to be paid to members of the Fiscal Council

The Annual General Meeting will set the aggregate fees to be paid to each acting member of the Fiscal Council, in accordance with Art. 28, Paragraph 2 of the Company's Bylaws and Art. 162, Paragraph 3 of Law 6,404/76, at an amount of not less than 10% (ten percent) of the average amount paid to the executive officers, excluding, for this purpose, benefits, representation allowances and profit sharing.

For the 2011 fiscal year, it is proposed that the Meeting approve the annual global volume of up to R$720,000.00 (seven hundred and twenty thousand reais), including mandatory charges, in payment of the fees of the members of the Fiscal Council.

Company Management advises that only the effective members of the Fiscal Council are remunerated and in relation to the remuneration of alternate members, the same rules apply as for the Board of Directors: alternate members will not receive any remuneration, except when they effectively substitute for the Board Member for whom they are an alternate.

The breakdown of the remuneration of Company Management required under Art. 12 of CVM Instruction 481/2009 can be found in the following Attachment: **Compensation of the Board of Directors, Board of Executive Officers and the Fiscal Council.**

6.2 Proposals to be decided at the Extraordinary General Meeting

a. To approve the proposals for reverse split and simultaneous split of the common shares representing the Company's capital stock

The Company currently has a significant unidentified shareholder base, which represents a volume of services and operating costs incurred by the Company without any practical benefit.

At the 170th Meeting of the Board of Directors held on February 23, 2011, the Board of Directors of the Company understood that it is timely, as set forth (i) in Article 12 of Law 6.404/76, (ii) in Article 1, section XI, of CVM Instruction No. 323, of January 19, 2000 and (iii) in CVM Instruction 358 of January 3, 2002, to submit to the approval of the Company's shareholders a proposal for a reverse split and a simultaneous split of the common shares of the Company, under the assumptions listed below, in order to adjust the share base, providing greater efficiency in the management of the share base.

Reverse split of common shares

To promote the reverse split of 481,137,130 (four hundred and eighty-one million, one hundred and thirty-seven thousand, one hundred and

thirty) common shares at a ratio of 10 (ten) to 1 (one), resulting in a first moment, of 48,113,713 (forty-eight million, one hundred and thirteen thousand, seven hundred and thirteen) common shares.

The aim of the reverse split will be to reduce the volume of operating costs that the Company has related to unidentified shareholders, providing greater efficiency in the management of the share base.

Split of common shares

After reverse split of the common shares, it will be promoted a split operation of the common shares at a ratio of 1 (one) to 20 (twenty), so that 48,113,713 (forty-eight million, one hundred and thirteen thousand, seven hundred and thirteen) common shares shall be split into 962,274,260 (nine hundred and sixty-two million, two hundred and seventy-four thousand, two hundred and sixty) common shares.

The objectives of this split operation shall be (i) to restore the price of the Company's common share after the implementation of the reverse split at a ratio of 10 (ten) to 1 (one), and (ii) to adjust the Company's share price, since the Company's current common share price has a unit value higher than the majority of the prices seen in the market. Thus, the Company also seeks (a) to adjust the price of common shares, allowing access of new investors to its stock; and (b) to foster greater liquidity of the Company's shares with a reduction of the individual price before the reverse split and split operations.

Deadline for shareholders to adjust their positions:

If approved the proposals for reverse split and simultaneous split of the common shares by the Company's Extraordinary Shareholders Meeting, the Company shall publish a material fact, reporting the opening of a period of sixty (60) days until the close of trading during the regular working hours of the stock market (i.e. excluding the after market negotiations on the last day of the deadline) so that the holders of common shares in a number that is not a multiple of 10 (ten) can, at their own discretion, adjust their respective positions.

Shareholders who so wish may make this adjustment in their positions by trading their Company shares on the BM&FBOVESPA, through their brokers, pursuant to the operational rules of the stock exchange.

Procedures to be adopted for share fractions

Once the deadline for shareholders to adjust their stock positions had passed, eventual fractional shares will be identified, separated, grouped in whole numbers and sold at auction to be held at the BM&FBOVESPA.

The net amounts from this auction shall be made available to the shareholders entitled to them, as follows:

a) For shareholders with updated records and a checking account identified at a financial institution for receipt of income, the amounts owed will be deposited into the current account;

(b) The value corresponding to the shares deposited with the Central Depository of Assets at the BM&FBOVESPA will be credited directly, and the Central Depository of the

BM&FBOVESPA shall be responsible for transferring it to the respective shareholders through their Custodial Agents;

(c) For registered shareholders who have not identified a current account at a financial institution for receipt of income, who have not updated their registration or whose shares are blocked, the amount shall be retained by the Company. For the release of this amount on their behalf, the shareholder must appear at a branch of Banco do Brasil of his choosing that offers shareholder services, in possession of documents proving ownership and/or release of the shares, as appropriate.

Holders of ADRs:
The American Depositary Receipts ("ADRs") that represent the Company's common shares, traded on the U.S. market through the NYSE, will not participate in the reverse split and simultaneous split operation.

Proposals for Reverse Split and Simultaneous Split of the Common Shares representing the Company's Capital Stock are available for consultation by shareholders.

b. To approve the amendment of the Company's Bylaws to reflect the following changes:

b.1 To change the text of Article 3 of the Company's Bylaws, to include the complete address of the registered office

Pursuant to Art. 135 of Law 6.404/76, it shall be the responsibility of the shareholders attending the Extraordinary General Meeting to approve any changes in the Bylaws.

Under the current text of Art. 3 of the Bylaws, only the city and the state where the Company has its headquarters are indicated.

Management is proposing to include the complete address of the head office in order to facilitate its identification by the Company's stakeholders (shareholders, employees, customers, suppliers, creditors, government, communities, among others), proceeding to make the following adjustment:

Article 3

Present Text:
"Article 3 - The Company, with its registered office and jurisdiction in the city of São Paulo, State of São Paulo, may open and close down branches, agencies, offices or representations in any places of the national territory or abroad, by resolution of the Board of Directors."

Proposed Text:
"Article 3 - The Company, with its registered office and jurisdiction in the city of São Paulo, State of São Paulo, **at Rua Gomes de Carvalho, nº 1510, conjunto 142, Vila Olímpia, CEP 04547-005**, may open and close down branches, agencies, offices or representations in any

places of the national territory or abroad, by resolution of the Board of Directors."

b.2 To change the text of the caput of Article 5 of the Company's Bylaws, due to the change in the number of shares comprising the capital stock through the reverse split and split of the shares

If the proposals for the simultaneous reverse split and split of common shares is approved by the shareholders, the Company's Bylaws must reflect the change in the number of shares that make up its capital stock, which will go from 481,137,130 (four hundred eighty-one million, one hundred and thirty-seven thousand, one hundred and thirty) common shares to 962,274,260 (nine hundred and sixty-two million, two hundred and seventy-four thousand, two hundred and sixty) common shares.

There will be no change in the value of the capital stock, as can be seen in the proposal for change in the caput of Art. 5:

Present Text:

"Article 5 - The subscribed and paid in capital is of four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos (R$4,793,424,356.62) divided into four hundred and eighty-one million, one hundred and thirty-seven thousand, one hundred and thirty (481,137,130) common, book-entry shares with no par value."

Proposed Text:

"Article 5 - The subscribed and paid in capital is of four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos (R$4,793,424,356.62) **divided into nine hundred and sixty-two million, two hundred and seventy-four thousand, two hundred and sixty (962,274,260)** common, book-entry shares with no par value."

b.3 To change the text of Article 13 of the Company's Bylaws, seeking to make the procedures for identifying shareholders in General Meetings more flexible

Art. 5 of CVM Instruction 481/09 determines that, together with the announcements of the calls for the Ordinary and Extraordinary General Meetings the companies should list the documents required for the admission of the shareholders. Paragraphs 1 and 2 of this article establishes the procedures to be adopted, which are: (i) the Company may require the prior delivery of identification documents, if such is expressly foreseen in the Bylaws and (ii) shareholders who identify themselves to the Company, even not having delivered the documents in advance, shall be permitted to participate in the General Meeting as long as they are in possession of the documents that are required by law.

The Company notes that, in order to make it possible to organize the procedures regarding the identification of the shareholders and persons who are approved to participate in the General Meetings, especially in situations in which a single proxy represents more than one shareholder,

it has been adopting as a practice the request for shareholders who are represented by proxies to deliver their respective proxy instruments to the Company's head office up to 24 (twenty-four) hours prior to the time scheduled for the holding of the General Meeting.

It is the Company's understanding that it is pertinent to maintaining the provision of prior delivery as a way to optimize the preliminary procedures for the holding of the meetings, but will make such procedures more flexible in order not to prejudice the participation of shareholders at the Meeting, inserting in its Bylaws the conditions foreseen in Paragraph 2 of CVM Instruction 481/09:

Article 13

Present Text:

Article 13 - The shareholders may be represented in the Shareholders Meetings by a proxy, constituted pursuant to Paragraph 1, art. 126, of Law No. 6,404/76, provided that the proxy document has been deposited at the registered office no later than twenty-four (24) hours from the time scheduled to hold the Shareholders Meeting.

Proposed Text:

Article 13 - The shareholders may be represented in the Shareholders Meetings by a proxy, constituted pursuant to Paragraph 1, art. 126, of Law No. 6,404/76, **through the advance delivery of the proxy instrument and necessary documents to the head offices up to 24 (twenty-four) hours prior to the time** scheduled to hold the Shareholders Meeting.

Single paragraph. The shareholders who attend the General Meeting in possession of the documents that are required may participate and vote, even if they have not delivered such documents previously."

b.4 To change the text of Paragraph 1 of Article 25 of the Company's Bylaws, to include changes in the criteria for the granting of powers of attorney by the Board of Executive Officers

Art. 25 and Paragraphs of the Bylaws establish conditions for the procedures for representation of the Company by proxies holding powers of attorney granted by the Executive Officers.

Paragraph 1 of Art. 25 establishes that the powers of attorney granted by the Company must be signed by 2 (two) Executive Officers, of which it is mandatory that one must be the Chief Executive Officer and that is valid for a maximum period of 1 (one) year, with the exception of the "ad judicia" powers of attorney that by their nature may be granted for an undetermined period of time.

The high volume of the financial operations carried out by the Company, coupled with the requirements that have been established by financial institutions, demonstrates the need to adopt mechanisms that speed up the formal procedures regarding the granting of powers of attorney.

To this end, Management is presenting a proposal for adjusting the current rules in order to enable: (i) that the powers of attorney be awarded by any 2 (two) officers together, without the mandatory requirement of their signing by the Chief Executive Officer and (ii) that the powers of attorney linked to the obtaining of funds from financial institutions may remain in effect beyond 1 (one) year and be granted for longer periods, until the effective settlement of the financial operations.

The powers of attorney linked to bank financing operations, therefore, must expressly specify the powers granted and, different than "ad judicia" powers of attorney, shall contain defined expiration dates.

Paragraph 1 of Article 25

Present Text:

"Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) Executive Officers, one of them being the Chief Executive Officer; (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, not allowed its substitution, with the exception of the "ad judicia" powers of attorney, which may be granted for an undetermined period of time."

Proposed Text:

"Paragraph 1 - The powers of attorney granted by the Company shall (i) **be signed by 2 (two) members of the Board of Executive Officers**, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of 1 (one) year, **with the exception of: (a) "ad judicia" powers of attorney, that may be substituted and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the period(s) of time of the financing contract(s)."**

The **Company's Bylaws**, as required under Art. 11 of CVM Instruction 481/2009, are available for consultation by shareholders.

c. To approve the consolidation of the Company's Bylaws, as a result of the amendments hereby approved

In view of the adjustments to the text of Art. 3, of the caput of Art. 5, of Art. 13 and of Paragraph 1 of Art. 25 of the Company's Bylaws, Management is proposing their consolidation in order to have a single document with the updated proposals to be discussed at the Meeting.

The **Company's Bylaws**, as required under Art. 11 of CVM Instruction 481/2009, are available for consultation by shareholders.

Diretoria de Comunicação Empresarial
Assessoria do Conselho de Administração
Rodovia Campinas-Mogi, km 2,5
CEP 13088-900 | Campinas | SP
cpfl@cpfl.com.br www.cpfl.com.br

PM | Março/2011